

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

February 27, 2007

Mr. Chene Gardner
Chief Financial Officer
Nova Biogenetics, Inc.
227 Sandy Springs Place, D-341
Sandy Springs, GA 30328

> **RE:** **Form 10-KSB for the Fiscal Year ended June 30, 2006**
> **File No. 1-16703**

Dear Mr. Gardner:

We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended June 30, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. Comment 4 may require an amendment to your June 30, 2006 Form 10-KSB to be filed. Revisions resulting from other comments should be included in your future filings, including your interim filings where applicable.

2. Please file your Forms 10-QSB for the periods ended September 30, 2006 and December 31, 2006 as soon as practicable.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. Please tell us why you selected an independent auditor based in Layton, Utah given that your corporate headquarters, and presumably your accounting records, are located in Atlanta, Georgia. Please also tell us whether your independent auditor is licensed in the State of Georgia.

Consolidated Statements of Operations, page F-4

4. You excluded several transactions from your loss from operations in 2006 and 2005. Please address the following for us:
   - Please tell us how you determined that it was appropriate to exclude a gain of $28,844 on the sale of fixed assets in 2005 from your loss from operations given the guidance of paragraph 45 of SFAS 144.
   - Please tell us how you determined that it was appropriate to exclude a loss arising from litigation of $26,260 in 2006 given that litigation expenses represent administrative costs of doing business.
   - Please tell us how you determined that it was appropriate to exclude the goodwill impairment loss of $720,211 in 2005 from your loss from operations given the guidance of paragraphs 43 and B183 of SFAS 142.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief